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                            September 4, 2020

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 10,
2020
                                                            File No. 024-11293

       Dear Mr. Marble:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 10, 2020

       Risk Factors
       "We do not have definitive agreements . . .", page 5

   1. We note your response to comment 3, and your amended disclosure on page 5. However, your amended disclosure
is not completely responsive to our comment. In an appropriate place in your filing,
please briefly describe the terms of the letters of intent and memoranda described in
your risk factor disclosure. Please also disclose what your
                                                        expectations are in
terms of finalizing these agreements, with a view to understanding whether and when your
business plan will come to fruition.
       "We operate in a regulatory environment that is evolving...", page 6

   2.                                                   Identify the
broker-dealer you intend to work with and elaborate upon how you will be
 Darren Marble
FirstName LastNameDarren  Marble
Crush Capital Inc.
Comapany 4,
September NameCrush
             2020     Capital Inc.
September
Page 2    4, 2020 Page 2
FirstName LastName
         working with them, such as via your platform, the offerings you will be featuring or otherwise.
"We may be liable for misstatements made by the issuers we feature . . .", page
7

3. We note your response to comment 4, including your statement that you are "hosting . .
         . featured issuers and will not have any role in determining the content of their disclosure, including the statements made on the show." However, it appears that you are still understating your role in the promotion of the issuer's offerings. It does not appear that you are merely hosting a show, but are actively participating in screening and selecting featured issuers, and marketing these issuers to an "investor base" you intend to build.
         Therefore, please amend your risk factor to more accurately describe your role in marketing your featured issuers' offerings to your investor base, and the risks related to these activities.
4. In your response to comment 4, you state that you "may hire experts to engage in question and answer sessions with a featured issuer." Explain what kinds of experts you may retain and the purposes of these question and answer sessions.
The Company's Business
Overview, page 14

5. We note your response to comment 5, and your amended disclosure that "[you are] giving retail investors direct access to Regulation A offerings with firm commitment underwritings, potentially with liquidity through a new listing on The NASDAQ Stock
         Market (   NASDAQ   ) at pricing. Traditionally, firm commitment IPOs
are sold through
         underwriting syndicates and selling groups to institutional investors and, through brokers, to retail investors. Brokers have broad discretion in allocating IPO shares to its clients and we believe that has led brokers to favoring clients that generate higher revenue for their firm in allocating IPO shares. To date, the vast majority of offerings under Regulation A have been best efforts offerings of securities that are not listed on any stock exchange or quotation system at closing and as a result, are illiquid. We intend to bridge that gap."
         Please clarify what is meant by "at pricing," in the first sentence quoted above. Further, please clarify how featured issuers' firm commitment offerings will differ from traditional
         IPO firm commitment offerings, including how you will facilitate access for retail investors. In this regard, we note your statements elsewhere in this section of your offering circular that "firm commitment underwriting and institutional access is solely in the discretion of Roth Capital."
6. We note your response to comment 6, but require additional information in order to fully
         consider your facts and conclusion. First, under the Commission   s
General Information
         on the Regulation of Investment Advisers," a company must satisfy all three requirements enumerated in Section 202(a)(11) of the Investment Advisers Act; however, "[t]he
         Division construes these elements broadly." For example, "with respect to
         'compensation,' the receipt of any economic benefit suffices," and there is no requirement
 Darren Marble
FirstName LastNameDarren  Marble
Crush Capital Inc.
Comapany 4,
September NameCrush
             2020     Capital Inc.
September
Page 3    4, 2020 Page 3
FirstName LastName
         that compensation be connected to the amount of securities sold in an offering. In light of this, tell us why the cash fee and restricted equity received by you for featuring issuers on your show should not qualify as compensation. Second, we disagree that you are merely hosting a show, or providing a forum similar to an informational bulletin board, because it appears that you are actively establishing criteria and screening for selecting issuers; aiding those issuers in acquiring legal, underwriting, and other services; and
         providing these issuers with an avenue to "showcase their company." Further, while you describe the selection of featured issuers as those whose businesses represent "good entertainment value," your stated business goal is "giving retail investors direct access to
         Regulation A offerings with firm commitment underwritings, potentially with liquidity
         through a new listing on The NASDAQ Stock Market (   NASDAQ   ) at
pricing," and you
         intend to target "high quality issuers that are well positioned to conduct an offering under
         Regulation A." In light of this, please tell us how this does not constitute "making recommendations."
7. We note your response to comment 21, but we need additional information before we can fully consider your facts. As noted in the above comment, it does not appear that you are merely hosting a program or providing a bulletin board for information about featured issuers, but are actively screening and selecting issuers' offerings to market to the audience of your show. Further, while you describe the selection of featured issuers as those whose businesses represent "good entertainment value," your stated business goal is
         "giving retail investors direct access to Regulation A offerings with firm commitment underwritings, potentially with liquidity through a new listing on The NASDAQ Stock
         Market (   NASDAQ   ) at pricing," and you intend to target "high
quality issuers that are
         well positioned to conduct an offering under Regulation A." You are receiving compensation through fees from featured issuers, and an equity stake in featured issuers. Please provide us additional information to help us reconcile these facts. Also, see our comment below which asks for clarification around the role of your platform, with a view to understanding whether registration as a broker dealer is necessary for that aspect of your business.
The Show, page 16

8. Please revise your disclosure, or provide a detailed response, that depicts a clear timeline of when episodes will be aired alongside a depiction of where each issuer featured in an episode stands with respect to their Regulation A offering. Because we understand that you will only feature issuers with qualified Regulation A firm commitment offerings and because we expect qualification of the offering and consummation of a firm commitment offering to occur in close succession of one another, this suggests that you will be unable to air any episodes until after the firm commitment offering has closed and your episodes will air when secondary trading for the the security will be taking place, on your platform,
         NASDAQ or otherwise. Please clarify or confirm our understanding. In this regard, it is unclear to us how viewers will be able to invest "while they watch the show" and how a link to the qualified offering circular will be available to them, as your disclosure and your
 Darren Marble
FirstName LastNameDarren  Marble
Crush Capital Inc.
Comapany 4,
September NameCrush
             2020     Capital Inc.
September
Page 4    4, 2020 Page 4
FirstName LastName
         responses to our comments suggest, if the firm commitment offering is already complete.
         Further, if viewers will only have access to the secondary trading market, it is unclear to us how you will be giving retail investors "direct access to Regulation A offerings with firm commitment underwritings." Please advise.
The Show
Format, page 16

9. We note your response to comment 8 that you may feature issuers who do not list on the
         Nasdaq following pricing of the offering, and that you will not be hosting issuers who are already listed or traded on the Nasdaq or elsewhere and therefore would not anticipate any trading impact from a Nasdaq listing. Please clarify what you mean by "trading impact"
         and whether the "trading impact" you are referencing relates to NASDAQ Trading or trading on your platform or both.
The Crush Capital Platform, page 17

10. Please elaborate upon exactly how your platform will play a role in the offerings featured on the show. Specifically, explain how your investment platform will allow investors to buy securities in your featured issuers when it appears that your proposed plan is for Roth
         Capital to commit to buying the securities of your featured issuers. Further, clarify how your platform will interface with those issuers who list on NASDAQ. Finally, because you say your platform "will allow investors to buy securities in your featured issuers, view their holdings and sell securities," tell us how your platform will be regulated and explain in detail whether your platform is an exchange, alternative trading system or other trading venue. Your response to comment 22 suggests that you are providing a "technology platform where potential sellers of securities can showcase their offerings and provide information to potential investors about how they can contact the seller or a registered broker-dealer to obtain additional information and/or take steps to execute a securities transaction" but your disclosure suggests otherwise. Please substantially revise or advise.
Plan of Operation, page 22

11. We read your response to comment 14 but are unable to locate the revised disclosure.
         Please advise.
12. You disclose that you will receive from each issuer "equity based consideration consisting of the same type of equity proposed to be offered by the issuer, in an amount to be determined between [you] and each issuer." You also disclose that you do not intend to acquire a controlling interest in any of the issuers and you expect that your equity-based fees would represent significantly less than 10% of an issuer's outstanding capital. Please clarify the factors you will consider in determining the amount of equity consideration you will receive, including whether this consideration will be based upon the amount of securities sold in the issuer's offering. Further, while you do not "expect" or "intend" to acquire a controlling or greater than 10% interest in featured issuers, please disclose and
 Darren Marble
Crush Capital Inc.
September 4, 2020
Page 5
       clarify whether you could do so, and the consequences to you of obtaining a controlling interest in an issuer.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Tatanisha Meadows at 202-551-3322 or Robyn Manuel at 202-551-
3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Mara Ransom at 202-551-
3264 with any other questions.



                                                             Sincerely,
FirstName LastNameDarren Marble
                                                             Division of
Corporation Finance
Comapany NameCrush Capital Inc.
                                                             Office of Trade &
Services
September 4, 2020 Page 5
cc:       Heidi Mortensen
FirstName LastName